

Mail Stop 3720

May 11, 2011

Via U.S. Mail and Facsimile: (650) 233-4545
Julien Signes
President and Chief Executive Officer
Envivio, Inc.
400 Oyster Point Boulevard, Suite 325
South San Francisco, CA 94080

> **Re: Envivio, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2011**
> **File No. 333-173529**

Dear Mr. Signes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of

the letter or a call from FINRA informing us that FINRA has no additional concerns.

3. Please provide us with copies of the artwork, if any, you intend to include on the inside front and/or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish comment on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

4. We note that you cite to industry research for information and statistics regarding economic trends and industry data. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. We not, by way of example only, the various industry and market reports cited on pages 57 and 58.

5. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Summary, page 1

6. Please provide supplemental, qualitative or quantitative support for your assertion here, and elsewhere in your prospectus, that you are a "leading provider" of IP video processing and distribution solutions that enable the delivery of high-quality video to consumers.

The Offering…, page 4

7. We note your disclosure that 7,420,804 shares of common stock were "issued through the exercise of options by issuances of notes." Please explain whether these shares of common stock have been issued or have been reserved to cover outstanding options. Please clarify whether the notes related to these shares are still outstanding. In addition, please disclose the terms of the company's repurchase option, including a discussion of whether the company intends to repurchase these shares in connection with this offering.

Risk Factors, page 7

We rely on system integrators…, page 8

8. Please disclose the percentage of your revenue generated through sales to your channel partners for the last three years. In addition, to the extent the revenues generated through sales by any individual channel partner are material to your business, please disclose the name of such channel partner.

Our customer base is concentrated…, page 11

9. Please disclose the names of your customers and channel partners that accounted for greater than 10% of your revenue in 2009 or 2010.

We rely on a single third party to manufacture our products…, page 11

10. Disclose the name of your single third party manufacturer here and in other places such as page 67. Further, we note that you have no long-term contracts with your manufacturer and it could cease providing products with little or no notice. Please explain the termination provisions or circumstances regarding your relationship with this manufacturer.

If we do not appropriately manage any future growth…, page 18

11. Please tell us whether you own or operate any data centers. If so, please describe any risks related to such ownership or operations.

There may have been deficiencies in the process we followed…, page 26

12. We note your disclosure regarding your potential failure to satisfy Delaware law regarding the approval and adoption of certain prior amendments to your Certificate of Incorporation. Please explain to us the facts and circumstances of the prior approvals and adoptions.

Dilution, page 34

13. Please revise this disclosure to reflect that you intend to effect a reverse stock split prior to effectiveness.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

14. Please clarify how you obtained the "reference MPEG-4 software platform" that was developed at France Telecom. For example, disclose that you purchased this technology from France Telecom or otherwise acquired the rights to the technology. Moreover, please clarify the relationship this technology has to your current software-based platform.

15. Tell us why the worldwide license related to the MPEG-4 standards from France Telecom has not been filed as a material agreement.

16. We note your disclosure that revenue has grown from $17.6 million in 2007 to $30.0 million in 2011. However, revenue in 2008, 2009 and 2010 was $14.0 million, $18.6 million and $16.2 million, respectively. Please clarify this disclosure to reflect the significant revenue growth in 2011 as compared to the previous five fiscal years.

17. Your discussion should include disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known material trends on your future results to the extent possible. For example, we note that there was a significant increase in revenue in 2011 as a result of an increase in sales due primarily to increased consumer demand and growth in the North American telecommunications and cable services market. Consider the extent to which there will be continuing revenue generated from consumer demand and market growth. In addition, please disclose any non-recurring sales or projects that contributed materially to your revenue in 2011. Moreover, we note on page 52, "Cost of Revenue and Gross Margins," you refer to the impact of increased sales in markets that typically have higher average sale prices. Please disclose the names of these markets and your expectations for future sales there. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Research and Development Expenses, page 52

18. Please clarify whether you have ever received a refund related to the French research tax credit.

Liquidity and Capital Resources, page 53

19. We note you statement that you believe that your existing cash and cash equivalents will be sufficient to fund your operations for the next 12 months. However, in the same paragraph, you disclose that you plan to "continue to finance operations will a combination of equity issuances, debt arrangements and cash provided by operations." Please reconcile.

Cash Flows from Operating Activities, page 54

20. In the second paragraph, please provide your aggregate net operating assets in 2011.

21. The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note material changes in accounts receivable, deferred inventory costs, accounts payable and deferred revenue and the reasons for such fluctuations are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Business, page 57

22. Please clarify the relationship between the software and hardware components of your products. For example, please specify whether you provide your customers with servers pre-loaded with your software.

Intellectual Property, page 68

23. Please provide additional information regarding all of your patent, trademark and copyrights, including any applications for such intellectual property protection. Please provide the jurisdiction, term and name of all material patents and patent applications.

Directors, page 71

24. Please provide the dates Mr. Spreng served on the board of directors of Compellent Technologies, Inc.

Compensation Discussion and Analysis, page 76

25. Please provide us with a detailed analysis as to how disclosure of your financial performance targets would cause you competitive harm. See Instruction 4 to Regulation S-K Item 402(b).

Outstanding Equity Awards and Fiscal Year-End, page 83

26. Please disclose the vesting commencement date for each option grant.

Potential Payment Upon Termination or Change of Control, page 88

27. Please specify the amounts your named executive officers would receive if they were terminated not in connection with a change of control.

Convertible Note financing, page 99

28. We note you state that your current investors converted $8.9 million in notes and $0.2 million in interest into 467,628 shares of Series G1 convertible preferred stock and 4,640,677 shares of Series G2 convertible preferred stock. Later in the paragraph, however, you disclose that certain investors converted $8.2 million in notes into 467,628 shares of Series G1 convertible preferred stock and *6,185,614* (emphasis added) shares of Series G2 convertible preferred stock. Please reconcile.

Principal Stockholders, page 102

29. Please disclose the names of the natural persons that exercise voting or dispositive power over the shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P.

Consolidated Financial Statements for the years ending January 31, 2010 and 2011
Note 1 Organization, Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-9

30. We note that the Company has entered into agreements with "channel partners" that produce a share of its revenues and that the agreements are "generally consistent" with the Company's standard sales terms. Please explain how these channel partner agreements deviate from the standard sales terms and how the Company controls the revenue recognition process for deviations from the standard sales terms.

31. Furthermore, please disclose how the channel partners are compensated, amounts expensed, if material, and how the Company accounts for their compensation.

 Note 9 Share Based Payments, page F-22

32. To further clarify information provided in the MD&A, in the next amendment revise the notes to disclose the following information for stock options granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

   • Whether the valuation used to determine the fair value of the stock options was contemporaneous or retrospective; and
   • Whether you used a valuation specialist and if the valuation specialist was a related party, a statement indicating that fact.

   In addition, please revise MD&A to disclose the following:

   • A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and
   • If management chose not to use a contemporaneous valuation by an unrelated valuation specialist, disclose the reasons why.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Joe Cascarano, accountant, at (202) 551-3376 or Ivette Leon, assistant chief accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

                                    Sincerely,

                                    /s/ Larry Spirgel
                                    Larry Spirgel
                                    Assistant Director

cc: Jorge del Calvo, Esq.